AMERICAS GOLD AND SILVER EXPANDS 034 VEIN COMPLEX WITH DISCOVERY OF MULTIPLE NEW HIGH-GRADE
SILVER-COPPER-ANTIMONY VEINS VIA INTERCEPTS INCLUDING 4,458 G/T AG, 3.34% CU AND 1.50% SB OVER 0.5M

TORONTO, ONTARIO - January 20, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a growing North American precious metals and antimony producer, is pleased to announce strong exploration drilling results at the Galena Complex driving significant growth in the vicinity of the recently discovered high-grade 034 Vein (see Americas' news release dated April 22, 2025).

Exploration diamond drilling from the 5200 Level of the Galena Mine, completed late in 2025, has defined eight new high-grade silver-copper-antimony splay veins associated with the 034 Vein. This area, known as the "034 Vein Complex", is composed of a series of silver-copper-antimony veins adjacent to current infrastructure, presenting a near-term mining opportunity at Galena.

Paul Andre Huet, Chairman and CEO, commented: "Our team at Galena have delivered another very impressive discovery at our flagship operation. The identification of eight new high-grade silver-copper-antimony splay veins has grown the 034 Vein discovery last year into an entire complex of high-grade veins now called the 034 Vein Complex.

Galena has a long and storied history of silver, copper, lead and antimony production and this new discovery is a true testament to the outstanding potential of Galena to continue to grow as one of the highest-grade silver operations globally. Importantly, the 034 Vein Complex remains wide open, providing exciting potential for additional growth right beside existing infrastructure and reinforcing our position as a premier U.S. silver and antimony producer."

The 034 Vein was initially crosscut and drifted on from the 5200 Level. An exploration drill plan was designed, and 23 additional diamond drill holes ("DDH") were drilled into the 034 Vein. Significant grades were intersected in both the hanging wall and footwall of the 034 Vein. The new splay veins were identified based on both current and historical drilling using veins identified in the core logging, a compilation of assay results, mapped geology above and below the vein complex as well as structural interpretation of the results. Key intercepts from the campaign, reported with true widths, are listed in Table 1 below:

Table 1: Key Intercepts returned from recent drilling in the 034 Vein Complex

Hole #	Width (m)*	Ag (g/t)	Pb (%)	Cu (%)	Sb (%)	Vein
52-520	1.17	1,777	0.15	1.03	0.80	034hw
52-528	0.72	2,067	0.08	1.79	1.58	034fw3
52-531	0.25	5,225	0.11	3.51	3.42	034hw
52-534	0.50	4,458	0.18	3.34	1.50	034hw2
52-581	1.01	1,046	0.13	1.73	0.69	034hw
52-583	0.25	5,443	0.10	5.04	4.19	034hw2

*Note: Reported intercepts are estimated true widths.

Based on the information to date, including 47 historic and recent drill intercepts, the 034 Vein Complex has potential economic continuity from the 5200 Level to the 5500 Level, representing a vertical extent of 100 metres. In addition, the 034 Vein Complex remains open both up-dip and at depth.

Preliminary estimates of the eight new splay veins indicate an overall exploration target of 550-650k tonnes at 290-310 g/t silver, 0.20-0.30% copper, and 0.15-0.20% antimony (calculations based on the Company’s internal modelling completed on the 034 Vein Complex utilizing geologic parameters set out in the Company’s Mineral Resource and Reserve Statement dated December 31, 2024) . This is in addition to the previously announced exploration potential of the main 034 Vein (100-120k tonnes at 311-467 g/t silver and 0.31-0.40% copper (calculations based on the Company’s internal modelling completed on the 034 Vein Complex utilizing geologic parameters set out in the Company’s Mineral Resource and Reserve Statement dated December 31, 2024)). Utilizing the reported assay results and extensive geological knowledge of the Galena Complex and its silver-copper veins, Americas’ geologists generated the estimated grade range stated above. The potential quantity and grade of the exploration target are conceptual in nature; at this stage, it is uncertain if further exploration drilling will result in the exploration target being delineated as a Mineral Resource.

The 034 Vein Complex is crossed by current development on the 5200 and 5500 Levels (see Figure 1 below), presenting multiple mining opportunities that are in the process of being evaluated for addition to the 2026 mine plan.

Figure 1: (L) Long section view of the 034 Vein Complex in relation to the No. 3 and Galena Shafts; (R) Isometric view showing major faults, drill holes and the various 034 Splay Veins that make up the Vein Complex.

A full table of drill results can be found at: https://americas-gold.com/site/assets/files/4297/dr20260120.pdf.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. & Mexico. In Dec. 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder at ~14%. This unitized Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In Dec. 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 mi from Galena), creating significant potential future synergies through shared infrastructure & processing. Americas also owns & operates the Cosalá Ops. in Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples are sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential for further institutional investor interest in the Company, the potential incorporation of the 034 Vein Complex into mine plans at the Galena Complex, and the ability to expand production at the vein complex, the estimated continuity of the 034 Vein Complex, the potential quantity and grade of the exploration target, and the anticipated timing and results of ongoing and planned exploration drilling at the Galena Complex, statements about the Company's exploration strategy, enhancement mill feed quality and operational efficiency, and anticipated ability to increase shareholder value and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the three and six months ended June 30, 2025 dated August 11, 2025; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.